UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35498

SPLUNK INC.

(Exact name of registrant as specified in its charter)

250 Brannan Street

San Francisco, California 94107

(415) 848-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On March 18, 2024, pursuant to that Agreement and Plan of Merger, dated as of September 20, 2023, as amended from time to time, by and among Splunk Inc., a Delaware corporation (the “Company”), Cisco Systems, Inc., a Delaware corporation (“Parent”), and Spirit Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, the issued and outstanding Common Stock, par value $0.001 per share, of the Company was cancelled, and the Company became a wholly-owned subsidiary of Parent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Splunk Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2024

SPLUNK INC.

By:	/s/ Brian Roberts
Name: Brian Roberts
Title: Senior Vice President and Chief Financial Officer